1550 – 1185 West Georgia Street,
Vancouver, BC, V6E 4E6
Tel: 604-684-9384	Fax: 604-688-4670
www.quaterraresources.com

Management’s Discussion and Analysis

In respect to the Year ended December 31, 2006

Dated: March 20, 2007

Index Page

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

A. Introduction

The following Management Discussion and Analysis (“MD&A”) of the operating results and financial condition of Quaterra Resources Inc. (the “Company”) compares results for the year ended December 31, 2006 (“Q4”) to the same period in the previous year. These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006. All notes referenced herein may be found in the consolidated financial statements.

The financial statements were prepared in accordance with Canadian generally accepted accounting principles. This MD&A, dated as of March 20, 2007, was prepared to conform to National Instrument 51-102 F1 and was approved by the Board of Directors prior to release.

The Company is a reporting issuer in British Columbia and Alberta and its shares trade on the Tier 2 Board of the TSX Venture Exchange (“TSX”) under the symbol QTA.

The Company’s reporting currency is the Canadian dollar and all dollar amounts are in Canadian dollars, unless otherwise indicated. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Additional information relating to the Company, including detailed drill results previously disclosed in news releases, is available on SEDAR at www.sedar.com. Terms of property option agreements are described more fully in the notes to the consolidated financial statements.

B. Qualified Person

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer of the Company, is the qualified person responsible for the preparation of the technical information included in this MD&A. Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked with both junior and senior mining companies. His exploration efforts have concentrated on North America and have resulted in several significant discoveries and led to the expansion of mineral reserves at existing operations. He served as the President and Chief Operating Officer for Western Silver Corporation from January 1998 to May, 2006. Previously, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Eugene Spiering joined the company on January 10, 2006 as Vice President of Exploration. Mr. Spiering has over 28 years of experience in the mining exploration industry. He most recently held the position of Vice President, Exploration at Rio Narcea Mines Ltd., where he managed a team that discovered two gold deposits and completed the final definition of one nickel deposit in Spain. All three of these deposits are currently in production. Prior to his tenure at Rio Narcea, Mr. Spiering held the position of senior geologist with Energy Fuels Nuclear, Inc. where his responsibilities included uranium exploration in northern Arizona and gold exploration in western US and Venezuela. He received his Bachelor of Science-Geology degree from the University of Utah. Mr. Spiering is a member of the Society of Economic Geologists, the Australasian Institute of Mining and Metallurgy and the American Association of Petroleum Geologists.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

C. Exchange information and conversion tables.

For ease of reference, the following information is provided:

U.S. Dollars to Canadian Dollars
		December 31,
		2006	2005

Rate at end of period		1.16640	1.16600
Average rate for period		1.13461	1.21173
High for period		1.17960	1.27320
Low for period		1.09260	1.14240

www.oanda.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Information from www.onlineconversion.com

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Information from www.onlineconversion.com

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

D. Description of Business

The Company acquires and explores mineral properties in the Americas. It is currently exploring for base and precious metals in Alaska, uranium in Arizona, copper in Nevada and precious metals in Mexico.

E. Description of Mineral Properties

(i) Nieves Property – Mexico

The Company has a 50% interest in 15 mineral concessions covering an area of approximately 48 square kilometers (18 square miles) located in the State of Zacatecas, Mexico. The Nieves Project lies within a northwest trending mineral belt known as the Silver Belt or Faja de Plata, which is based on the northwest alignment of a narrow band of silver mining districts of San Martin, Fresnillo, Zacatecas and Real de Angeles.

Silver was discovered on the claim block in the mid-1500's and sporadic work occurred thereafter on two vein systems until the start of the Mexican Revolution in 1910. No modern exploration took place until the mid-1990's.

Effective January 16, 1995, the Mexican concessionaires entered into an option agreement with Kennecott Exploration Company (“Kennecott”) that allowed Kennecott to explore and acquire the property by making specified option payments over five years, and advance minimum royalty payments (“AMR”) as defined in the “Underlying Agreement”. On March 13, 1998, Kennecott transferred its rights under the Nieves option to Western Silver Corporation (“Western”) in consideration for a 2% net smelter royalty (“NSR”) on certain core claims and a 1% NSR on others. Western subsequently assigned its rights to Nieves as specified in the “Underlying Agreement” to the Company on March 26, 1999, in consideration for 1,444,460 common shares at $0.20 per share ($288,892). In addition, the Company issued 360,000 common shares at $0.20 per share ($72,000) to the concessionaires in lieu of the US $50,000 option payment otherwise due under the terms of the Underlying Agreement.

The payment schedule in the Underlying Agreement was amended on November 22, 1999, February 11, 2000 and May 2002, such that US $30,000 was paid in January 2000, US $15,000 in May 2002 and US $25,000 in January 2003, for a total of US $70,000. AMR payments of US $75,000 are due on or before January 26 each year from 2004 until the commencement of commercial production.

Drilling conducted over the past years by Kennecott and Western intersected narrow zones of 500g/t silver that were interpreted to be the high level expression of a large, silver-rich mineralized system. Subsequently, the Company completed magnetic and CSAMT/IP geophysical surveys followed by three phases of exploration drilling that tested a number of prospective anomalies. The work delineated a large hydrothermal system with minimal erosion and several features in common with the high-grade Fresnillo silver district 90 kilometers to the south.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(i) Nieves Property – Mexico, continued

Boiling textures observable in drill core at depths of 150-200 meters below surface mark the top of the mineralized vein zone. Both the Concordia-San Gregorio and the Santa Rita vein systems have excellent potential for narrow high-grade silver veins over a strike length of approximately 1.5 kilometers and a vertical extent of 300 meters. The near surface mineralization exposed on San Gregorio Hill and along the Santa Rita vein on Santa Rita Hill is interpreted as manto style (rootless) mineralization trapped in porous sediments at the base of Tertiary volcanic rocks. The last phase of drilling, completed in March of 2006, confirmed the continuity of mineralization within the Concordia vein system and upgraded the high grade silver potential of the eastern Santa Rita zone with an intercept of 5.9 meters averaging 104 g/t silver, 0.23% lead and 0.56% zinc at a downhole depth of 466.1 meters.

Caracle Creek International Consulting completed an Independent Technical Report for the Company and joint venture partner Blackberry Ventures 1, LLC on November 15, 2006. The report concluded that there is excellent potential to find additional high-grade silver shoots within the known vein systems as well as abundant untested drill targets Recommendations for further work include spectral analysis of satellite imagery, 3D modeling and structural interpretation, and 10.000 meters of in-fill and exploration drilling. The Company will initiate a drilling program in late second quarter 2007, with hole locations based on conclusions of the 3D modeling and structural analysis

By December 31, 2006, the Company had incurred $1,244,464 for acquisition costs and $2,560,841 ($656,291 net of recovery) for exploration expenditures giving a total of $3,805,305 in gross costs on the Nieves property, or $1,900,755 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry. As at December 31, 2005, gross costs totaled $3,544,965, less $1,904,550 in recovery, for a net of $1,640,415. (Note 5 in the consolidated financial statements dated December 31, 2006)

(ii) Los Crestones Project – Mexico

In 2003, the Company staked a 2,100 hectare claim to cover a hot spring gold-silver prospect in northern Durango, Mexico. The Crestones Property is located 12 kilometers northeast of the Inde mining district on the western edge of the Mesa Central carbonate platform of Mexico where that carbonate package has begun to be affected by the basin and range faulting of the eastern part of the Sierra Madre Occidental ignimbrite province.

In 2004 and early 2005, reconnaissance mapping and sampling programs were completed over an area of about 3.5 square miles. The Company staked an additional 3,547 hectare claim in 2006 and completed detailed mapping of the project geology. The work delineated a hot spring gold-silver system manifest by widespread silicification, flat-lying silica sinter aprons and quartz veining along high-angle, graben faults. Rock chip samples show anomalous Au-Ag values with occasional spikes up to ore grade; and strongly anomalous mercury, arsenic and antimony values which are typical of the upper levels of hot spring-related gold silver mineral systems. The level of exposure is clearly above the boiling zone and the gold numbers are consistent with those found in the top of epithermal gold systems.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(iii) Los Crestones Project – Mexico, continued.

The Crestones hydrothermal system consists of three elongate siliceous hydrothermal silica breccia bodies that range from 500 to 1,500 meters in strike length and 75 to 150 meters in width. They strike northerly to northwesterly with a steep to vertical dip, and are hosted within an eight square kilometer envelope of silicified limestone that has been brecciated along its contacts with the hydrothermal silica breccia. The breccias and silicification envelope have been intruded by an elongate quartz porphyry stock with weak phyllic alteration.

Mineralization consists of disseminated stibnite-pyrite-marcasite in the siliceous breccia matrix, breccia clasts with disseminated sphalerite-galena and minor disseminated and veinlet galena-sphalerite-tetrahedrite in the quartz porphyry stock. A 3,000 meter drill program began at the end of Q3 2006 to test all three of the hydrothermal breccia bodies.

Acquisition costs incurred to December 31, 2006 were $71,696 and exploration expenditures were $462,590 for a total of $534,286. Acquisition costs incurred to December 31, 2005 were $59,303 and exploration expenditures were $20,113 for a total of $79,416. (Note 5 in the consolidated financial statements dated December 31, 2006)

(iii) Uranium Project – Arizona, Utah and Wyoming

Quaterra’s entry into uranium exploration commenced in June of 2005 with the acquisition of 95 claims in the Arizona Strip uranium district from a Nevada prospecting syndicate. The acquisition included an option to purchase other properties in Utah and Wyoming. These properties were staked to cover extensions of previously mined uranium deposits and are prospective for both uranium and vanadium. Under the terms of the agreement, the Company may acquire a 100% interest in any or all of syndicate claims by making staged payments over a five-year period totaling US $500,000 and issuing 600,000 common shares. The initial consideration included a US $15,000 cash payment and 200,000 common shares. The properties are subject to a 2% production royalty on each property, 1% of which may be purchased for US $1 million.

The solution collapse breccia pipes of the Arizona Strip district remain the focus of the Company’s uranium exploration program. The district is located north of the Grand Canyon where environmental and political pressure is significantly less and where most of the land that is outside of parks, wilderness areas and national monuments is open for staking. The pipes are attractive targets because of their relatively high grades, small footprint, and the speed and efficiency with which they can be explored. Previous exploration in the district has resulted in the discovery of eight breccia pipe ore bodies with production from 1980 to 1990 totaling approximately 19 million pounds of U3O8. The total amount of mineable uranium discovered to date in breccia pipes in northern Arizona is estimated to be in the range of 35 million pounds.

(1998 International Uranium Corp US SEC Registration Statement http://www.sec.gov/Archives/edgar/data/1063259/0001035704-98-000395.txt)

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(iii) Uranium Project – Arizona, Utah and Wyoming, continued.

Quaterra initiated the first phase of drilling on the Company’s Arizona Uranium project in early 2006. A total of 30 holes averaging 220 feet deep investigated the near surface stratigraphy of six breccia pipe targets. The program was followed by deep drilling in to evaluate the Ollie, EZ4, EJ and YS targets. Although the results of the drilling at EJ and YS were negative, a deep hole at Ollie encountered 3.5 feet of 0.13% eU308 at a depth of 1,172 ft and 2.5 feet of 0.12% eU308 at a depth of 1,178 feet. The hole also included numerous mineralized intercepts averaging .03% to .08% between 1,020 feet and 1,242 feet. There was no mineralization from 1,242 feet to TD at 1,430 feet where the hole is believed to have exited the pipe throat and entered the Hermit siltstone along the northeast pipe margin. A study of historic data indicates that much of the pipe to the southwest remains untested.

The first hole on the EZ4 target was drilled to 1,340 feet and intercepted anomalous uranium mineralization between 970 and 1,000 feet near the Coconino sandstone/Hermit shale contact. The Coconino sandstone is considered the conduit for mineralization in the Arizona breccia pipes and the presence of mineralization near the contact strongly suggests the close proximity of a mineralized pipe throat. Drill-hole drift to the east and south of the collar location defines a possible target to the northwest.

In Early 2007, Quaterra became the first company to extensively test an airborne time domain EM system in the district. Geotech Ltd. was contracted to fly a 4,900 line-kilometer VTEM survey to identify new targets with geophysical signatures that are similar to previously recognized breccia pipes. Not only did known breccia pipes appear as well delineated anomalies, but the survey identified more than 200 moderate to high priority targets with similar geophysical signatures. The program was coupled with a helicopter-assisted program of claim staking to acquire most of the high priority anomalies in the center of the uranium district. Consulting geophysicist, Joe Inman, and Condor Consulting Ltd, recognized experts in the field of airborne electromagnetics, have been retained to perform a detailed interpretation of the survey results and provide further prioritization of targets.

A second phase of exploration drilling on Quaterra’s breccia pipe targets began in December 2006 by Barbie Drilling Inc. The program is following up the encouraging results of drilling completed during the first quarter 2006 and targeting the newly defined geophysical anomalies to locate the center or throat of potential breccia pipes. Deep drill holes will be systematically completed to evaluate mineralization in the structures as targets become defined and permitted. At least 8 targets are expected to be tested by deep holes in the current program.

Quaterra’s uranium properties in northern Arizona cover approximately 65 square miles over selected areas within the heart of the uranium district. The property includes 4 known breccia pipes and consists of many individual and scattered claim blocks that have been selectively staked over targets with some surface expression of a possible collapse structure and favorable geophysical anomalies within areas of known mineralized occurrences.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(iii) Uranium Project – Arizona, Utah and Wyoming, continued.

For Arizona Uranium the acquisition costs incurred to December 31, 2006 were $1,025,108 and exploration expenditures were $1,079,249 for a total of $2,104,357. Acquisition costs incurred to December 31, 2005 were $159,171 and exploration expenditures were $103,820 for a total of $262,991. (Note 5 in the consolidated financial statements dated December 31, 2006)

For Utah Uranium the acquisition costs incurred to December 31, 2006 were $90,562 and exploration expenditures were $610 for a total of $91,171. Acquisition costs incurred to December 31, 2005 were $10,977. Utah Uranium is included in other properties in the mineral property (Note 5 (g)) in the consolidated financial statements dated December 31, 2006.

For Wyoming Uranium the acquisition costs incurred to December 31, 2006 were $9,768 and there were no exploration expenditures. There were no acquisition costs or exploration expenses as at December 31, 2005. Wyoming Uranium is included in other properties in the mineral property (Note 5 (g)) in the consolidated financial statements dated December 31, 2006.

(iv) Duke Island – Alaska

The Company has a 100% interest in 129 federal and eleven State of Alaska claims located on Duke Island, near Ketchikan, Alaska. The Duke Island complex consists of two separate, well-exposed, zoned ultramafic bodies: the Judd Harbor body is almost two miles in diameter and the Hall Cove Body is about three and a half miles in diameter. The Judd Harbor and Hall Cove complexes have been interpreted to be parts of the same intrusive body at depth. Both bodies are comprised of a dunite and peridotite core surrounded by concentric zones of olivine clinopyroxenite, hornblende-magnetite clinopyroxenite, and gabbro.

The Company discovered copper, nickel and platinum group element (PGE) mineralization at Duke Island in 2001. The mineralization is unlike any known Ural–Alaska complex in southeast Alaska’s Alexander Platinum Belt. Geochemical, geological and geophysical data suggest the system extends for over 14.5 kilometers along strike and up to 3.8 kilometers across strike with the ultimate dimensions of the mineralized system remaining open to expansion. The Company believes that Duke Island has potential to host significant accumulations of copper, nickel and PGE mineralization.

The initial IP geophysical surveys in the area suggested mineralization characterized by a high conductivity zone surrounded by a disseminated sulfide zone. Four core holes drilled in late 2001 intercepted up to 90 meters of semi-massive to massive sulfide containing highly anomalous copper, nickel, platinum and palladium.

A helicopter magnetic and electromagnetic survey conducted in 2002 revealed a number of strong EM highs coincident with both magnetic lows and magnetic highs. Several of the EM anomalies are located in covered terrain where no previous work has been conducted. A detailed review of part of this survey by consulting geophysicist Joseph R. Inman identified nine discrete, multi-anomaly zones with strike lengths ranging from 400 meters to 1,500 meters in a four kilometer by four kilometer area.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(iv) Duke Island – Alaska, continued

In 2003, the Company staked an additional 30 claims to cover high-priority geophysical anomalies that fell outside the original claim boundary. Geochemical sampling of three of the known sulfide-bearing prospects has shown that strong EM conductors are correlative with Cu-Ni-PGE sulfide mineralization.

A drilling program in 2005 identified magmatic sulfide-bearing systems of significant size in both the Marquis and the Raven zones. Structural and stratigraphic controls that could result in higher grades will need additional investigation to target future drilling on the property. The company is currently reviewing its exploration options for 2007 with the goal of identifying one or more high-grade sulfide targets within the areas of previously identified lower grade mineralization.

Acquisition costs incurred to December 31, 2006 were $112,285 and exploration expenditures were $1,625,551 for a total of $1,737,836. Acquisition costs incurred to December 31, 2005 were $94,205 and exploration expenditures were $1,599,029 for a total of $1,693,234. (Note 5 in the consolidated financial statements dated December 31, 2006)

(v) Seward Peninsula – Big Bar, VMS Project – Alaska

The 100% owned Big Bar project, located 110 miles northeast of Nome, Alaska, is a copper-lead-zinc prospect whose claims cover a 4000-foot long soil anomaly delineated by Anaconda in the early 1980’s. The prospect includes one of the most significant anomalies identified by a stream sediment and soil geochemical reconnaissance survey that included a large part of the Seward Peninsula. Soil anomalies containing up to 1920 ppm Cu occur in felsic schist on the property. Gossans collected as float from the anomaly contain up to .06 g/t Au, 1.6 opt Ag, 4260 ppm Cu and 3900 ppm Zn.

The Company completed 1,470 feet of core drilling during July in the first exploration holes to test the Big Bar target. Oriented perpendicular to the northwest strike and southwest dip of the schist unit exposed at the surface, three holes investigated a strike length of approximately 1000 feet near the center of the geochemical anomaly.

The program encountered an upper mineralized section in pervasively sericite-altered schistose volcanic rock of biotite to lower amphibolite metamorphic grade. Sulfide mineralization occurs in long intercepts of 1%-5% disseminated and stringer pyrite and pyrrhotite with possible chalcopyrite in the upper 200 feet of the drilled section. Sulfide content is greatest in the top 100 ft. and generally decreases downhole. No massive sulfide was encountered. Assay results indicate that mineralization in each of the holes is sub-economic and does not extend to depth.

The lithology and mineralization of the drilled section is interpreted as either the eroded remnants or the distal traces of a VMS deposit. The geology suggests a relatively long-lived hydrothermal system, but it does not give a clear indication of where massive sulfides may have accumulated. To evaluate the possibility of massive sulfides occurring in other areas on the property, the Company contracted Fugro Airborne Surveys Corp. to conduct a 138-line kilometer airborne EM-magnetometer survey over an area of 25 square kilometers centered over the geochemical anomaly.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(v) Seward Peninsula – Big Bar, VMS Project – Alaska, continued

The survey identified 6 moderate to strong EM conductors with coincident magnetic anomalies in the vicinity of the geochemical anomaly but outside of the area tested by drilling. The geophysical anomalies will be the subject of surface geological reconnaissance and sampling programs that are scheduled for the 2007 field season.

Acquisition costs incurred to December 31, 2006 were $18,416 and exploration expenditures were $712,113 for a total of $730,574. Acquisition costs incurred to December 31, 2005 were $16,714 and exploration expenditures were $22,652 for a total of $39,366. (Note 5 in the consolidated financial statements dated December 31, 2006)

(vi) MacArthur Property-Nevada

Pursuant to an agreement made October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in sixty-six unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US $1,785,000 by January 15, 2008 or alternatively should the company have incurred US $500,000 in exploration expenditures by January 15, 2008 it can elect to acquire the property by stage payments totaling US $2,645,000 by January 15, 2010. The property is subject to a 2% NSR royalty, 1% of which may be purchased for US 1 million dollars. For further information see Note 5 (f) of the consolidated financial statements dated December 31, 2006.

A review of historic data suggests the oxide mineralization at MacArthur may be part of a more extensive porphyry copper system. Copper-oxide mineralization is present in outcrop well beyond the current pit outline. Old US Bureau of Mines reports also indicate the presence of copper mineralization in drill holes more than 1,500 feet from the current pit boundaries. Quaterra has staked 230 additional claims to control an area of approximately 8 square miles that are believed to cover the potential extensions of both oxide and possible sulfide mineralization.

Quaterra has acquired an historical exploration and drilling data package for the MacArthur deposit that includes approximately 11,500 assay intervals from 290 drill holes. Mr. David Heatwole, exploration manager of the project, will conduct a review the deposit geology and mineralization to assess the necessary steps to complete a technical report on the MacArthur project with the objective of preparing a 43-101 compliant resource estimate. The Company is preparing for a 2007 drill program to confirm the historic resource and evaluate possible extensions to the mineralization at MacArthur.

Acquisition costs incurred to December 31, 2006 were $170,324 and exploration expenditures were $80,591 for a total of $250,915. Acquisition costs incurred to December 31, 2005 were $30,484 and there were no exploration expenditures. (Note 5 in the consolidated financial statements dated December 31, 2006).

A payment of $350,000 for the purchase of the PIT claims referred to in Note M (e) in this MD&A and Note 5 (f) of the consolidated financial statements dated December 31, 2006, shall be deducted from the final payment due to North Exploration LLC for the McArthur properties.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(vii) Other properties

The Company has also purchased Grays Hills and Peg Leg properties in the USA, and Las Americas, Minarsol, Jabconcillos properties in Mexico. See Note 5 (g) in the consolidated financial statements dated December 31, 2006

F. Mineral Property Expenditures

During the year ended December 31, 2006 incurred mineral property costs of $3,943,427 (excluding exploration AP) compared to $1,783,936 in 2005. Of this expenditure $1,650,351 (2005: $382,972) was spent on acquisition costs and $2,448,598 (2005: $1,400,964) on exploration.

The total mineral properties expenditure of $9,760,382, which excludes $1,904,550 recovered from Blackberry, as at December 31, 2006 was allocated as follows; 38% was spent on Nieves, 22% on Arizona Uranium, 18% on Duke Island, 7% on both Big Bar, 6% on both Los Crestones, and various other properties and 3% on MacArthur. This compares to total mineral properties expenditure of $5,661,433, which excludes $1,904,550 recovered from Blackberry, as at December 31, 2005 was allocated as follows; 63% was spent on Nieves, 30% on Duke Island with 5% spent on the new property Arizona Uranium, the remaining 2% spent on various other properties.

Total deferred mineral property costs for the quarter ended December 31, 2006 were as follows:

All Mineral Properties	Year End		Additions			Change	Year End
	Balance					During	Balance
	Dec 31, 2005	Q1	Q2	Q3	Q4	2006	Dec 31, 2006
	$	$	$	$	$	$	$

Summary by Expenditure
Total acquisitions	1,547,235	122,047	119,813	664,638	743,853	1,650,351	3,197,586
Total exploration	4,114,198	389,555	566,387	651,262	841,394	2,448,598	6,562,796
Less: cost recovery, Nieves	(1,904,550)	-	-	-	-	-	(1,904,550)

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

Summary by Property
Nieves, net of cost recovery	1,640,415	203,847	31,237	6,107	19,149	260,340	1,900,755
Los Crestones	79,416	3,703	86,140	89,951	275,076	454,870	534,286
Duke Island	1,693,234	12,492	2,958	29,152	-	44,602	1,737,836
Big Bar	39,366	1,736	173,185	421,309	94,978	691,208	730,574
Arizona Uranium	262,991	274,487	330,409	520,681	715,789	1,841,366	2,104,357
MacArthur	30,484	14,727	62,271	110,848	32,585	220,431	250,915
Other properties	10,977	610	-	137,852	447,670	586,132	597,109

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

F. Mineral Property Expenditures, continued

Total deferred mineral property costs for the quarter ended December 31, 2005 were as follows:

All Mineral Properties	Balance		Additions			Balance	Balance
	Dec 31, 2004	Q1	Q2	Q3	Q4	Dec 31, 2005	Dec 31, 2005
	$	$	$	$	$	$	$

Total acquisitions	1,164,263	126,350	109,195	112,669	34,758	382,972	1,547,235
Total exploration	2,713,234	211,099	360,259	141,040	688,566	1,400,964	4,114,198
Less: cost recovery, Nieves	(1,904,550)	-	-	-	-	-	(1,904,550)

Total	1,972,947	337,449	469,454	253,709	723,324	1,783,936	3,756,883

Summary by Property
Nieves, net of cost recovery	831,368	269,092	302,853	71,516	165,586	809,047	1,640,415
Los Crestones	27,842	46,758	243	4,573	-	51,574	79,416
Duke Island	1,079,874	12,751	33,801	70,531	496,277	613,360	1,693,234
Big Bar	33,863	-	-	-	5,503	5,503	39,366
Arizona Uranium	-	8,848	132,557	81,700	39,886	262,991	262,991
Other Properties	-	-	-	25,389	16,072	41,461	41,461

Total	1,972,947	337,449	469,454	253,709	723,324	1,783,936	3,756,883

For further information on mineral properties expenditure see Note 5 of the consolidated financial statements dated December 31, 2006

G. Results of Operations

For the year ended December 31, 2006, (“2006”) the Company had a net loss of $3,830,534 compared to a net loss of $788,060 for the year ended December 31, 2005 (“2005”). Stock based compensation was $3,045,004 for 2006 (2005: $330,842) as stock options were granted and recognized. Removing the stock based compensation results in a net loss of $785,530 for year ended December 31, 2006, and $457,218 for comparable period last year.

The increase of $328,312, in the net loss for 2006, excluding stock based compensation can be explained as follows:

(a)

With the removal of stock based compensation of $1,476,044 (2005: $63,018) consulting fees increased by $57,247 from $48,568 for 2005 to $105,815 for 2006. This is due to the increased activity in respect to the day to day running of the Company and the commission of consultants for exploration purposes.

(b)

With the removal of stock based compensation of $749,697 (2005: $199,555) director and officer fees were $5,625 for 2006 compared to no fees for 2005. These fees are due to the new company policy of paying directors for meeting attendance.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

G. Results of Operations, continued

(c)

The Company reported a net foreign currency gain of $79,449 compared to a loss for the comparable period in 2005, of $125,907. Since all current assets and liabilities held in US dollars have to be converted to Canadian dollars on consolidation at the exchange rate as at December 31, 2006, being 1.1664, this created an exchange gain due to a strengthening US dollar compared to the Canadian dollar.

It is important to note that the majority of transactions for the Company are in US dollars and, to a lesser extent, Mexican Pesos, and therefore foreign exchange fluctuations can result in losses or gains.

(d)	General exploration costs were $225,855 for 2006 compared to $2,441 for 2005. This is due to the employment of a VP of exploration and the consideration of potential new properties.

(e)

Investor relation costs increased by $73,228 from $71,630 for 2005 to $144,858 for 2006. This is due to the fees paid to Dynamic Stock Market Analysis to provide investor relations as well as the Company hosting events for mining analysts, newsletter writers and others prominent in the industry to inform them of recent corporate developments. .

(f)	Office and general costs increased by $99,781 from $62,159 for 2005 to $161,940 for 2006. This is due to the increased activity in respect to the day to day running of the Company.

(g)	Professional fees increased by $49,849 from $89,863 for 2005 to $139,712 for 2006. This is due to increased legal and auditing expenses.

(h)

Travel and promotion costs increased by $56,829 from $14,850 for 2005 to $71,679 for 2006. This is due partly to the employment of a VP of exploration as well as an increased travel cost to inspect potential new properties and an increase in travel for meetings with analysts and other prominent industry experts.

(i)	With the removal of stock based compensation of $819,263 (2005: $68,269) wages and benefits costs were $60,984 for 2006 compared to nil for 2005. This is due to the employment of a VP of exploration.

(j)	Interest income increased by $49,853 from $36,135 for 2005 to $85,988 for 2006. This is due to larger amounts being held on fixed term deposits.

(k)	An administration fee of $42,975 being 10% of the 50% Neives exploration charged to Blackberry was charged in 2006.

(l)	An option payment of $35,000 was received during 2005.

(m)	A one off transaction of expenses recovered in the amount of $40,329 occurred in 2006.

For the year ended December 31, 2005, (“2005”) the Company had a net loss of $788,060 compared to a net loss of $685,952 for the year ended December 31, 2004 (“2004”) giving a net loss increase of $102,108. Stock based compensation was $330,842 for 2005 (2004: $386,246) as stock options were granted and recognized. Removing the stock based compensation results in a net loss of $457,218 for 2005, and $299,706 for 2004 resulting in a net loss increase of $157,512 for 2005, which can be explained as follows:

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

G. Results of Operations, continued

(a)	Consulting fees increased by $37,591 from $10,977 in 2004 to $48,568 in 2005. This is due to the increased activity in respect to the day to day running of the Company.

(b)

The Company reported a net foreign currency loss of $125,907 compared to a net foreign exchange gain in 2004 of $1,640. Since all current assets and liabilities held in US dollars have to be converted to Canadian dollars on consolidation at the exchange rate as at December 31, 2005, being 1.166, this created a large exchange loss due to appreciably weakened US dollar compared to the Canadian dollar.

(c)

Professional fees increased by $72,171 from $17,692 in 2004 to $89,863 in 2005. Due to the affect of regulatory requirements the audit fees for the 2005 audit and the accounting fees in respect of the production of annual and quarterly financial statements has caused part of this increase. There were also increased legal fees due to consultations for potential property purchases and agreements.

(d)	Interest income increased by $26,274 from $9,861 in 2004 to $36,135 in 2005. This is due to larger amounts being held on fixed term deposits throughout the year.

(e)	Option payments were received in 2005 of $35,000. See Note 5 (f) of the consolidated financial statements dated December 31, 2005.

(f)

A reclamation bond of $2,500 was written off in 2005. This bond has been held since the 1990s on a property that the Company no longer has an interest in and it was deemed by management unlikely this amount would be recovered.

H. Quarterly Results

The following financial data was derived from the Company’s consolidated financial statements for the current and eight previous quarters:

	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec 31
	2006	2006	2006	2006	2005	2005	2005	2005	2004
	$	$	$	$	$	$	$	$	$

Operating expenses	217,754	285,046	299,512	152,560	218,932	182,209	69,840	54,871	100,227
Interest earned	(30,060)	(26,277)	(19,267)	(10,384)	(22,641)	(3,622)	(3,236)	(6,636)	(2,150)
Other income	(42,975)	-	-	-	(25,000)	-	-	(10,000)	-

Loss before the undernoted	144,719	258,769	280,245	142,176	171,291	178,587	66,604	38,235	98,077

Stock-based compensation	880,374	1,982,373	114,500	67,707	(129,373)	460,215	-	-	-
Write off of reclamation bond	-	-	-	-	2,500	-	-	-	-
Accrued liabilities written off	6,063	(6,761)	(23,831)	(15,800)	-	-	-	-	-

Net Loss	1,031,156	2,234,381	370,914	194,083	44,418	638,802	66,604	38,235	98,077

Loss per share - basic and diluted	0.03	0.03	0.01	0.00	0.01	0.01	0.00	0.00	0.00

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

I. Selected Annual Information.

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed fiscal years ending December 31:

	2006	2005	2004
Total revenues	$128,963	$71,135	$9,861
Net loss for the year	(3,830,534)	(788,060)	(685,952)
Basic and fully diluted per share	(0.05)	(0.01)	(0.01)
Total assets	17,340,544	5,855,847	3,727,071
Total long-term financial liabilties	-	-	-
Cash dividends declared per common share	-	-	-

Refer to Note G in this MD&A for a detailed comparison of Year 2006 with 2005 and Year 2005 with 2004.

J. Related Party Information.

As at December 31, 2006, $26,216 (2005: $13,010) was due to directors or senior officers of the Company or to companies controlled by them, for various services rendered.

All related party transactions are made in the normal course of operations for consideration established by the Company and accepted by the Company and related parties.

For further detailed information see Note 6 of the consolidated financial statements dated December 31, 2006.

K. Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and finances its operations by raising capital in the equity markets. For the foreseeable future, the Company will need to rely on the sale of such securities and joint venture arrangements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities.

The Company had a working capital balance of $9,075,713 as at December 31, 2006, compared to a working capital balance of $1,697,865 as at December 31, 2005.

During the year ended December 31, 2006, 11,891,136 common shares were issued (2005: 7,975,000) for gross proceeds of $11,765,917 (2005: $2,494,350) from shares issued for a private placement and the exercise of share purchase warrants and stock options.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

K. Financial Conditions, Liquidity and Capital Resources, continued

A further 400,000 common shares were issued (2005: 200,000) for mineral property acquisitions at a price of $606,000 (2005: $76,000) as well as 291,484 commons shares (2005: Nil) for brokerage fees in respect of the 2006 private placement.

This give a total of 12,582,620 (2005: 8,175,000) common shares issued during the year. For further information on the issuance of shares see note 7 of the consolidated financial statements.

As at March 20, 2007, 5,312,000 stock options are “in the money” (the exercise price is less than the current share trading price) and 5,118,250 are exercisable. If they were exercised, the Company would realize proceeds of $4,618,240. All warrants are also in “in the money” however they are still subject to a regulatory four month hold period and can not be exercised until April 20, 2007.

For 2006 and 2005 expenditures on mineral properties see note E and F in this MD&A or Note 5 of the consolidated financial statements dated December 31, 2006.

L. Outstanding Shares, Options and Share Purchase Warrants

(i)	Issued and outstanding shares

The Company has unlimited authorized, without par value, common shares.

	Number	Total
	of Shares

Balance as at December 31, 2006	78,104,820	$27,861,058
Issued subsequent to quarter-end
Exercise of stock options	115,000	$78,600

Balance as at March 20, 2007	78,219,820	$27,939,658

(ii)	Share Purchase Warrants

As at December 31, 2006, there were 2,623,928 share purchase warrants outstanding with an exercise price of $2.25 per share and an expiry date of June 21, 2008. Subsequent to the year end no share purchase warrants have been exercised.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

L. Outstanding Shares, Options and Share Purchase Warrants, continued

(iii)	Stock Options

As at December 31, 2006, there were 5,427,000 stock options outstanding with a weighted average exercise price of $0.92 per share. Options currently outstanding are as follows:

Exercise	Expiry	Balance	Granted	Cancelled	Exercised	Balance
Price	Date	Dec. 31, 2006		or Expired		March 20, 2007

$0.12	January 10, 2008	937,000	-	-	25,000	912,000
$0.25	October 2, 2008	50,000	-	-	-	50,000
$0.34	December 8, 2008	90,000	-	-	-	90,000
$0.62	March 25, 2009	590,000	-	-	30,000	560,000
$0.35	August 9, 2010	850,000	-	-	30,000	820,000
$0.40	January 9, 2011	200,000	-	-	-	200,000
$1.04	March 27, 2011	125,000	-	-	-	125,000
$1.00	May 19, 2011	75,000	-	-	-	75,000
$1.12	June 12, 2011	100,000	-	-	-	100,000
$1.55	July 28, 2011	2,110,000	-	-	30,000	2,080,000
$1.55	August 23, 2011	100,000	-	-	-	100,000
$1.50	September 25, 2011	100,000	-	-	-	100,000
$2.05	December 18, 2011	100,000	-	-	-	100,000
$2.65	January 11, 2012	-	75,000	-	-	75,000

		5,427,000	75,000	-	115,000	5,387,000

Weighted average exercise price		$0.92	$2.65	$0.00	$0.68	$0.95

M. Subsequent Events and Outlook

The following occurred subsequent to the year end December 31, 2006.

(a)

The Company intends to continue land acquisition and drilling at its uranium pipe targets in Arizona. Phase 1 drilling is in progress at the Crestones gold property in Mexico and will continue into Q1 2007.

(b)

115,000 Stock options were exercised after the period end December 31, 2006. For detailed information see Note L in this MD&A or Note 7 of the consolidated financial statements dated December 31, 2006.

(c)	75,000 stock options were issued with an exercise price of $2.65 and an expire date of January 11, 2012

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

M. Subsequent Events and Outlook, continued

(d)

The Company entered into a sale and purchase agreement dated January 16, 2007, with Charles Gary Clifton and North Exploration LLC, in respect to the purchase of the mining claims know as the Pit Claim in Lyon County, Nevada. Pursuant to this agreement the Company’s commitments are as follows:

(i)	US$43,750 on or before January 16, 2007 (Paid)
(ii)	US$43,750 on or before April 16, 2007
(iii)	US$43,750 on or before July 16, 2007
(iv)	US$43,750 on or before October 16, 2007
(v)	US$43,750 on or before January 16, 2008
(vi)	US$43,750 on or before April 16, 2008
(vii)	US$43,750 on or before July 16, 2008
(viii)	US$43,750 on or before October 16, 2008

For further information see Note E (vi) of this MD&A and Note 5 (f) of the consolidated financial statements dated December 31, 2006.

(e)

Under an amendment dated January 17, 2007 to the original agreement made October 2005 between the Company and North Exploration LLC to add a US $350,000 deduction from either of the final payments made under this agreement. For further information see Note E (vi) of this MD&A and Note 5(f) for the consolidated financial statements dated December 31, 2006.

(f)

Subject to regulatory approval, the Company entered into a service agreement dated January 30, 2007, with a consultant to provide financial and advisory services. Under this agreement, the Company’s commitment is to pay a retainer of $15,000 per month starting February 1, 2007. $7,500 paid by cash and $7,500 by the issuance of common shares in the Company at the market price of the Company’s shares on the date of issuance.

(g)

The option agreements for the Arc and Brown Claims, in the Skeena Mining District were terminated in accordance with their terms and the 100% interest reverted back to the Company For further information see Note 5 (g) of the consolidated financial statements dated December 31, 2006.

(h)	The following agreements were implemented as at January 1, 2007:

(i)	The employment agreement of the VP of Exploration was renewed.
(ii)	The management agreement with a related party was renewed.
(iii)	A long term employment agreement for the President and Chief Executive Officer of the Company.

N. Off Balance Sheet

The Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51-102.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

O. Management’s Responsibility for Financial Information

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Critical accounting policies were disclosed in the annual audited financial statements.

Consistent with accepted policies of the Canadian junior mining industry, the Company capitalizes exploration expenditures. This decision, and the timing of the possible recognition of impairment in the mineral property value, can materially affect the reported earnings of the Company.

Management has prepared the information and representations in this annual report. The financial statements have been prepared to conform to generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this report is consistent with the data presented in the financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. These systems were designed to provide reasonable assurance that relevant and reliable financial information is produced. The independent auditors have the responsibility of auditing the annual financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors, who meet at least quarterly with management and, at least annually with the external auditors to audit and review accounting, internal controls and financial reporting matters.

P. Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production. The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

P. Risks and Uncertainties, continued

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on movements in commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold and silver properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Q. Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

R. Whistleblower Policy

Effective June 30, 2005, the audit committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

S. Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce;, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.